Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Appendix 4E - Preliminary Final Report Year Ended 31 March 2020
Key Information	Year Ended 31 March
	FY 2020 US$M	FY 2019 US$M	Movement
Net Sales From Ordinary Activities	2,606.8	2,506.6	Up	4%
Profit From Ordinary Activities After Tax Attributable to Shareholders	241.5	228.8	Up	6%
Net Profit Attributable to Shareholders	241.5	228.8	Up	6%
Net Tangible Assets per Ordinary Share	US$1.52	US$1.35	Up	13%
Dividend Information
•On 5 May 2020, the Company announced the suspension of dividends until further notice. No FY2020 second half dividend will be paid to CUFS holders.
•The FY2020 first half ordinary dividend (“FY2020 first half dividend”) of US10.0 cents per security was paid to CUFS holders on 20 December 2019.
•The FY2020 first half dividend was and any future dividends will be unfranked for Australian taxation purposes.
•The Company will be required to deduct Irish DWT of 25% (the rate having been increased by the Government of Ireland with effect from 1 January 2020) of the gross dividend amount for future dividends, unless the beneficial owner has completed and returned a non-resident declaration form (DWT Form).
•The FY2019 second half ordinary dividend (“FY2019 second half dividend”) of US26.0 cents per security was paid to CUFS holders on 2 August 2019.

Movements in Controlled Entities during the full year Ended 31 March 2020
The following entities were dissolved: James Hardie NZ Holdings Limited (10 June 2019); James Hardie Finance Holdings 2 Limited (20 August 2019); James Hardie NTL1 Limited (20 August 2019); James Hardie NTL2 Limited (20 August 2019); James Hardie NTL3 Limited (20 August 2019); James Hardie Finance Holdings 1 Limited (18 October 2019) and Beechworth Windows LLC (27 March 2020).

The following entities were merged: James Hardie Europe Holdings 2 GmbH was merged into James Hardie Europe Holdings GmbH (3 December 2019); and James Hardie Bauprodukte GmbH was merged into James Hardie Europe GmbH (23 December 2019)

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Audit
The results and information included within this Preliminary Final Report have been prepared using US GAAP and have been subject to an independent audit by external auditors.

Results for the 4th Quarter and Year Ended 31 March 2020

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2020 Annual Report which can be found on the company website at www.jameshardie.com.